Exhibit 2.6

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Cominar Real Estate Investment Trust (“Cominar”)

455 Marais Street

Québec City, Québec

G1M 3A2

Item 2	Date of Material Change

December 5, 2011

Item 3	News Release

A press release was disseminated by CNW Telbec on December 5, 2011 from Montréal, Québec.

Item 4	Summary of Material Change

Cominar announced a bought deal financing of Units to a syndicate of underwriters led by National Bank Financial Inc. and BMO Capital Markets for gross proceeds of $125 million.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On December 5, 2011, Cominar announced that it has entered into an agreement to sell, on a bought deal basis, 5,734,000 Units from treasury to a syndicate of underwriters led by National Bank Financial Inc. and BMO Capital Markets. The Units will be offered at a price of $21.80 per Unit, for gross proceeds to Cominar of $125,001,200. The proceeds from the sale of the Units will be used to pay down debt outstanding under current credit facilities, which debt was used to finance Cominar’s ongoing acquisition and development pipeline, including the proposed acquisition of Canmarc Real Estate Investment Trust and for general corporate purposes.

Cominar has also granted the underwriters an over-allotment option to purchase 860,100 additional Units, representing 15% of the size of the offering. The over-allotment option may be exercised until 30 days following the closing of the offering.

Cominar will, by December 8, 2011, file with the securities commissions and other similar regulatory authorities in each of the provinces of Canada a preliminary short form prospectus relating to the issuance of the Units. Closing of the offering is expected to take place on or about December 22, 2011.

The Units have not been and will not be registered under the United States Securities Act of 1933 and accordingly will not be offered, sold or delivered, directly or indirectly within the United States, its possessions and other areas subject to its jurisdiction or to, or for the account or for the benefit of a U.S. person, except pursuant to applicable exemptions from the registration requirements.

5.2	Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7	Omitted Information

N/A

Item 8	Executive Officer

Michel Dallaire

President and Chief Executive Officer

(418) 681-8151

Item 9	Date of Report

December 6, 2011